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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                        )

 EXHIBITS

Exhibit No.	Exhibit Description
99.1	First Quarter Report 2009

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: May 14, 2009	By:	/s/ R. GREGORY LAING Name: R. Gregory Laing Title: General Counsel, Sr.Vice President Legal and Corporate Secretary

Exhibit Number 99.1 submitted with this Form 6-K is hereby incorporated into Agnico-Eagle Mines Limited's registration statements on Form F-10 and Form S-8 (SEC Reg. Nos. 333-156710, 333-130339 and 333-152004)."

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EXHIBITS
SIGNATURE